                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


    [X] Annual report pursuant to Section 15(d) of the Securities Exchange
                                  Act of 1934

                  For the fiscal year ended December 31, 1994

                                       or

      [ ] Transition report pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

             For the transition period from            to
                                            ----------    ----------

                        Commission file number: 0-12700





                           BLOCKBUSTER ENTERTAINMENT
                          RETIREMENT AND SAVINGS PLAN
                            (Full Title of the Plan)

                                  VIACOM INC.
            (Name of Issuer of Securities Held Pursuant to the Plan)





                                 1515 Broadway
                         New York, New York 10036-5794
                    (Address of Principal Executive Office)

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN

                               DECEMBER 31, 1994


                                    CONTENTS





                                                                                                 Page
                                                                                                 ----
Report of Independent Auditors                                                                     1

Audited Financial Statements:

   Statement of Assets Available for Benefits with Fund Information
   as of December 31,1994                                                                          2

   Statement of Assets Available for Benefits with Fund Information
   as of December 31,1993                                                                          3

   Statement of Changes in Assets Available for Benefits with Fund Information
   for the period ended December 31, 1994                                                          4

   Notes to Financial Statements                                                                   5

Supplemental Schedules:

   Schedule I - Item 27a - Schedule of Assets Held
                for Investment Purposes                                                           10

   Schedule II - Item 27d - Schedule of Reportable Transactions                                   11

All other schedules are omitted as not applicable or not required.

                         REPORT OF INDEPENDENT AUDITORS



To the Plan Administrator of
  Blockbuster Entertainment
  Retirement and Savings Plan:

We have audited the statement of assets available for benefits with fund information of Blockbuster Entertainment Retirement and Savings Plan as of December 31, 1994 and the related statement of changes in assets available for benefits with fund information for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of Blockbuster Entertainment Retirement & Savings Plan as of December 31, 1993 were audited by other auditors whose report dated May 16, 1994 expressed an unqualified opinion on the statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1994, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II respectively) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hollywood, Florida                                          Shaun M. Davis, CPA
June 23, 1995

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN


        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1994



                                                       Participant Directed
                                -------------------------------------------------------------------

                                                                            Nations
                                                Nations       Nations      Strategic
                                                Capital      Balanced        Fixed        Nations
                               Company Stock     Growth       Assets        Income         Prime
                                    Fund          Fund         Fund          Fund          Fund          Total
                                -----------   -----------   -----------   -----------   -----------   -----------
Investments, at fair value:

Company Stock Fund              $ 2,041,627                                                           $ 2,041,627
 Shares of registered
  investment companies:
  Nations Capital Growth
   Fund                                       $ 1,584,876                                               1,584,876
  Nations Balanced Assets
   Fund                                                     $ 1,127,608                                 1,127,608
  Nations Strategic Fixed
   Income Fund                                                            $   790,772                     790,772
  Nations Prime Fund                                                                    $ 1,270,976     1,270,976
                                -----------   -----------   -----------   -----------   -----------   -----------

  Total investments               2,041,627     1,584,876     1,127,608       790,772     1,270,976     6,815,859
                                -----------   -----------   -----------   -----------   -----------   -----------

Contributions receivable:
 Employer's                                       454,872       308,092       232,122     1,620,392     2,615,478
 Participants'                                      9,251         4,926         4,093        20,987        39,257
                                -----------   -----------   -----------   -----------   -----------   -----------

  Total contributions
   receivable                                     464,123       313,018       236,215     1,641,379     2,654,735
                                -----------   -----------   -----------   -----------   -----------   -----------

Cash                                                                                                        1,668
                                -----------   -----------   -----------   -----------   -----------   -----------

Contingency
                                -----------   -----------   -----------   -----------   -----------   -----------

Assets available for benefits   $ 2,041,627   $ 2,048,999   $ 1,440,626   $ 1,026,987   $ 2,912,355   $ 9,472,262
                                ===========   ===========   ===========   ===========   ===========   ===========


                       See notes to financial statements.

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN


        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1993



                                                    Participant Directed
                                --------------------------------------------------------------

                                                                         Nations
                                              Nations       Nations     Strategic
                                              Capital      Balanced       Fixed       Nations
                              Company Stock    Growth       Assets       Income        Prime
                                   Fund         Fund         Fund         Fund         Fund         Total
                                ----------   ----------   ----------   ----------   ----------   ----------
Investments, at fair value

Company Stock Fund              $  658,212                                                       $  658,212
 Shares of registered
  investment companies:
  Nations Capital Growth
   Fund                                      $  436,542                                             436,542
  Nations Balanced Assets
   Fund                                                   $  357,086                                357,086
  Nations Strategic Fixed
   Income Fund                                                         $  265,703                   265,703
  Nations Prime Fund                                                                $  241,710      241,710
                                ----------   ----------   ----------   ----------   ----------   ----------

   Total investments               658,212      436,542      357,086      265,703      241,710    1,959,253
                                ----------   ----------   ----------   ----------   ----------   ----------

Contributions receivable:
 Employer's                        150,257       85,951       71,076       55,278      113,344      475,906
 Participants'                       7,373        2,639        3,490        2,470        2,470       18,379
                                ----------   ----------   ----------   ----------   ----------   ----------

  Total contributions
   receivable                      157,630       88,590       74,566       57,748      115,751      494,285
                                ----------   ----------   ----------   ----------   ----------   ----------

Contingency
                                ----------   ----------   ----------   ----------   ----------   ----------

Assets available for benefits   $  815,842   $  525,132   $  431,652   $  323,451   $  357,461   $2,453,538
                                ==========   ==========   ==========   ==========   ==========   ==========


                       See notes to financial statements.

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN


  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                     FOR THE PERIOD ENDED DECEMBER 31, 1994



                                                              Participant Directed
                                ----------------------------------------------------------------------------------

                                                                                       Nations
                                                     Nations          Nations         Strategic
                                                     Capital         Balanced           Fixed           Nations
                                 Company Stock        Growth          Assets           Income            Prime
                                      Fund             Fund            Fund             Fund             Fund             Total
                                 -------------    -------------    -------------    -------------    -------------    -------------
Additions to assets
 attributed to:
 Contributions:
 Participants'                   $   1,437,082    $   1,147,159    $     826,888    $     587,151    $     987,312    $   4,985,592
 Employer's                                  7          454,905          308,109          232,122        1,620,845        2,615,988
                                 -------------    -------------    -------------    -------------    -------------    -------------

                                     1,437,089        1,602,064        1,134,997          819,273        2,608,157        7,601,580
                                 -------------    -------------    -------------    -------------    -------------    -------------
   Net realized and unrealized
    gains (losses) on
    investments                        144,477          (58,240)         (42,481)         (44,525)                             (769)

   Investment income                        15           45,095           22,568           28,097           24,874          120,649
                                 -------------    -------------    -------------    -------------    -------------    -------------

     Total additions                 1,581,581        1,588,919        1,115,084          802,845        2,633,031        7,721,460
                                 -------------    -------------    -------------    -------------    -------------    -------------

Deductions from assets
attributed to:
Benefits paid to
participants                           304,877          119,785           98,696           72,345          105,340          701,043
                                 -------------    -------------    -------------    -------------    -------------    -------------

     Total deductions                  304,877          119,785           98,696           72,345          105,340          701,043
                                 -------------    -------------    -------------    -------------    -------------    -------------
Net increase prior to
interfund transfers                  1,276,704        1,469,134        1,016,388          730,500        2,527,691        7,020,417
Interfund transfers, net               (45,126)          56,919           (5,553)         (25,203)          18,963
                                 -------------    -------------    -------------    -------------    -------------    -------------

Net increase                         1,231,578        1,526,053        1,010,835          705,297        2,546,654        7,020,417

Assets available for benefits:
Beginning of period                    815,842          525,132          431,652          323,451          357,461        2,453,538

Adjustment to Beginning
Balance                                   (171)            (100)             (11)             (10)          (1,401)          (1,693)
                                 -------------    -------------    -------------    -------------    -------------    -------------

Adjusted Beginning Balance             815,671          525,032          431,641          323,441          356,060        2,451,845
                                 -------------    -------------    -------------    -------------    -------------    -------------

End of period                    $   2,047,249    $   2,051,085    $   1,442,476    $   1,028,738    $   2,902,714    $   9,472,262
                                 =============    =============    =============    =============    =============    =============


                       See notes to financial statements.

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1994




NOTE 1 - DESCRIPTION OF PLAN:

The following description of the Blockbuster Entertainment Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective July 1, 1993. The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC")
section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

To become a participant, an employee must complete one year of service and attain the age of 21. Participation becomes effective on the January 1 or July 1 immediately following completion of the age and service requirement. There were 10,190 active Plan participants as of December 31,1994.

On September 29, 1994, Blockbuster was merged with and into Viacom, Inc. (the "Blockbuster Merger"). Each share of Blockbuster Common Stock outstanding at the time of the Blockbuster Merger was converted into the right to receive (i)
0.08 of a share of Viacom Class A Common Stock, (ii) 0.60615 of a share of Viacom Class B Common Stock, and (iii) one right to receive up to a fraction of a share of Viacom Class B Common Stock. Included in the Viacom Inc. securities were certain variable common rights ("VCRs") representing the right to receive Viacom Class B common stock depending on the market value of Viacom Class B common stock during a specified period following the merger. The Plan's fiduciary assumed the VCRs were not "Qualifying Employer Securities" under ERISA and that it was a prohibited transaction under ERISA Sections 406 and 407 for the Plan to acquire and hold the VCRs. The Plan's fiduciary determined that it was in the best interest of plan participants to sell the VCRs and such sales were completed by December, 1994.

Pursuant to the Blockbuster Merger, Blockbuster ceased to exist as a company and Viacom (the "Company"), the employer, is the Plan Administrator. The Company has entered into an agreement whereby NationsBank of Georgia, N.A. (the "Trustee") has been appointed Trustee. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan Advisory Committee. The Plan provides five distinct investment fund alternatives for participants. Participant may direct the investment of the amount allocated to their account into any of the fund options.

             BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                   Notes to Financial Statements - continued

The Company has selected the following investment options for use in the Plan:

Company Stock Fund - Funds are invested in common stock of the Company and cash equivalent.

Nations Capital Growth Fund - Funds are invested primarily in common stocks of companies with above average potential for capital appreciation.

Nations Balanced Assets Fund - Funds are invested primarily among three asset groups: common stocks, fixed income securities and cash equivalent.

Nations Strategic Fixed Income Fund - Funds are invested primarily in investment grade fixed income and related securities.

Nations Prime Fund - Funds are invested primarily in money market instrument. The Plan includes a 401(k) arrangement by which eligible participants may direct the Company to contribute a portion of their compensation to the Plan. Amount contributed by participants are 100% vested at all times. In 1994, each qualified employee could contribute up to $9240, subject to limitations by the Internal Revenue Code. During each Plan year, the Company will contribute at its discretion to the Plan an amount determined by the Company. The Company may choose not to contribute to the Plan for a particular Plan year. Participants must be employed by the Company on the last day of the Plan year to be entitled to an allocation of the Company's contribution. Company contributions are allocated to active participant' accounts using a ratio based upon relative employee compensation and become vested in accordance with the following schedule:

                                                   Percent of
                                                 Nonforfeitable
                        Years of Service            Interest
                        ----------------         --------------
                        Less than 1                     0%
                        1                              25%
                        2                              50%
                        3                              75%
                        4 or more                     100%

Additionally, allocated amounts become fully vested upon normal retirement age as defined in the Plan, death or termination of employment because of inability to work due to total or permanent disability while employed. The Company retains the right to amend, and if necessary, terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become 100% vested. Nonvested amount forfeited upon any participant's withdrawal are allocated to active participant's accounts using a ratio based upon relative employee compensation.

The Company amended the Plan on December 13,1993 to grant credit for years of service to employees of businesses which are merged or consolidated with the Company subsequent to July 1, 1993. Credit for years of service granted by this amendment applies only for purposes of determining participation and not for purposes of determining vesting in the Plan.

             BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                   Notes to Financial Statements - continued

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting-

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition-

The Plan's investments are stated at fair value. Shares of common stock of the Company included in the Company Stock Fund are stated at current value based on the last reported sales price on the last business day of the year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at period end.

Net realized and unrealized gains (losses) on investments consist of the following:

Realized gains (losses) on sales of investments represent the difference between proceeds received at the time of sale and the cost of the assets at the time of purchase.

Unrealized appreciation (depreciation) of investments represents the difference between the current value of assets at year end and the cost of those assets at the time of purchase.

Purchases and sales of securities are recorded on a trade-date basis. Investment income consists of interest and dividend income.

Payment of Benefit-

Benefits are recorded when paid.

NOTE 3 - PARTIES-IN-INTEREST TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by NationsBank of North Carolina, N.A., an affiliate of the Trustee. The Company pays for all fees and expenses of the Plan. The fees and expenses primarily consist of legal, accounting, and other administrative services.

NOTE 4 - INCOME TAX STATUS:

The Plan filed a request with the Internal Revenue Service ("IRS") to determine whether the Plan is qualified under Section 401 of the IRC. Although the Plan has not received a determination letter from the IRS, it is the Plan Advisory Committee's opinion that the Plan as amended and as currently operating is in compliance with all applicable provisions of the IRC.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 at December 31, 1994: -

Assets available for benefit per the financial statements             $9,472,262
Less: Amounts allocated to withdrawing participants                        7,990
                                                                      ----------

Net assets available for benefits per the Form 5500                   $9,464,272
                                                                      ==========

             BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                   Notes to Financial Statements - continued

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the period ended December 31, 1994:

Benefits paid to participants per the financial statements              $701,043
Add: Amounts allocated to withdrawing participants at
     December 31, 1994                                                     7,990
                                                                        --------

Benefits paid to participants per the Form 5500                         $709,033
                                                                        ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994 but are not yet paid as of that date.

The following is a reconciliation of net realized and unrealized gains on investments per the financial statements to the sum of net gain on sale of assets, unrealized appreciation of assets and net investment gain from registered investment companies per the Form 5500 at December 31, 1994:

Net realized and unrealized losses per the financial statements       $    (769)
Add: Investment income from registered investment companies             120,649
                                                                      ---------

     Total net investment gains per the Form 5500                     $ 119,880
                                                                      =========

The following is a reconciliation of investment income per the financial statements to net investment gain from registered investment companies per the Form 5500 for the period ended December 31, 1994:

Investment income per the financial statements                        $ 120,649
Add: Net realized and unrealized losses from registered
     investment companies                                              (145,246)
                                                                      ---------

Net investment loss from registered investment companies
 per the Form 5500                                                    $ (24,597)
                                                                      =========

NOTE 6 - UNIT INFORMATION:

The Plan assigns units to participants within each of the respective funds used in the Plan. Total units and net asset values per unit for each of the funds at December 31, 1994 is as follows:

                                                           Total        Net Asset
                                                           Units      Value per Unit
                                                           -----      --------------
Company Stock Fund                                         180,127       $ 11.33
Nations Capital Growth Fund                                144,342         10.98
Nations Balanced Assets Fund                               108,216       $ 10.42
Nations Strategic Fixed Income Fund                         84,665       $  9.34
Nations Prime Fund                                       1,270,976       $  1.00

             BLOCKBUSTER ENTERTAINMENT RETIREMENT AND SAVINGS PLAN
                   Notes to Financial Statements - continued


NOTE 7 - SUBSEQUENT EVENT:

The plan was further amended on February 24, 1995 to include that for each plan year. The Company will contribute for each participant a matching contribution equal to 40% of the participant's "eligible contributions". A participant's "eligible contributions" equals the amount of the participant's elective deferrals for the plan year which does not exceed 5% of a participant's compensation for the payroll period.

NOTE 8 - CONTINGENCY:

The Plan will terminate upon the merger of the Company (see Note 1), unless the successor makes provisions to continue the Plan, in which event the successor must substitute itself as the Company under the Plan.

                           BLOCKBUSTER ENTERTAINMENT

                          RETIREMENT AND SAVINGS PLAN

            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994



                                                 (c) Description of investment
                                                 including maturity date, rate
         (b) Identity of issue, borrower,        of interest, collateral, par or                   (e) Current
(a)      lessor or similar party                        maturity  value             (d) Cost          Value
- ---      -----------------------------------     ------------------------------     --------       -----------
*        Company Stock Fund                        180,127 units                    $1,875,968      $2,041,627
*        Nations Capital Growth Fund               144,342 units                     1,625,577       1,584,876
*        Nations Balanced Assets Fund              108,216 units                     1,163,919       1,127,608
*        Nations Strategic Fixed Income Fund        84,665 units                       838,662         790,772
*        Nations Prime Fund                      1,270,976 units                     1,270,976       1,270,976
                                                                                    ----------      ----------

                                                                                    $6,775,102      $6,815,859
                                                                                    ==========      ==========


         * Identified as a party-in-interest to the Plan.

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE PERIOD ENDED DECEMBER 31, 1994



                 (B) DESCRIPTION OF ASSET
                 (INCLUDING INTEREST RATE
(A) IDENTITY OF      AND MATURITY IN                                                (C) PURCHASE     (D) SELLING      (E) LEASE
PARTY INVOLVED       CASE OF LOAN)                                                      PRICE           PRICE           RENTAL
- --------------   ------------------------                                           ------------     -----------      ----------

                 PURCHASES:                        UNITS:           TRANSACTIONS:
     *            COMPANY STOCK FUND                 166,149            112          $1,694,151
     *            NATIONS CAPITAL GROWTH FUND        122,711            135          $1,390,644
     *            NATIONS BALANCED ASSETS
                   FUND                               88,129            112            $943,440
     *            NATIONS STRATEGIC FIXED
     *             INCOME FUND                        70,303            109            $681,648
     *            NATIONS PRIME FUND               1,172,834            155          $1,172,834

                 SALES:
     *            COMPANY STOCK FUND                  45,888            162                           $455,041
     *            NATIONS CAPITAL GROWTH FUND         16,354            132                           $183,972
     *            NATIONS BALANCED ASSETS
                   FUND                               12,286            141                           $130,426
     *            NATIONS STRATEGIC FIXED
     *             INCOME FUND                        11,957            132                           $112,083
     *            NATIONS PRIME FUND                 142,161            140                           $142,161

                 (B) DESCRIPTION OF ASSET             (F) EXPENSE                   (H) CURRENT VALUE
                 (INCLUDING INTEREST RATE               INCURRED                       OF ASSET ON
(A) IDENTITY OF      AND MATURITY IN                     WITH         (G) COST OF      TRANSACTION    (I) NET GAIN
PARTY INVOLVED       CASE OF LOAN)                    TRANSACTION        ASSET            DATE          OR (LOSS)
- --------------   ------------------------             -----------     -----------      ----------       ---------

                 PURCHASES:
     *            COMPANY STOCK FUND                                  $1,694,151       $1,694,151           N/A
     *            NATIONS CAPITAL GROWTH FUND                         $1,390,644       $1,390,644           N/A
     *            NATIONS BALANCED ASSETS
                   FUND                                               $  943,440       $  943,440           N/A
     *            NATIONS STRATEGIC FIXED
     *             INCOME FUND                                        $  681,648       $  681,648           N/A
     *            NATIONS PRIME FUND                                  $1,172,834       $1,172,834           N/A

                 SALES:
     *            COMPANY STOCK FUND                                  $  444,905       $  455,041        10,136
     *            NATIONS CAPITAL GROWTH FUND                         $  185,291       $  183,972        (1,319)
     *            NATIONS BALANCED ASSETS
                   FUND                                               $  133,572       $  130,426        (3,146)
     *            NATIONS STRATEGIC FIXED
     *             INCOME FUND                                        $  119,135       $  112,083        (7,052)
     *            NATIONS PRIME FUND                                  $  142,161       $  142,161


NOTES:    TRANSACTIONS INCLUDED HEREIN REPRESENT INDIVIDUAL TRANSACTIONS OR A
SERIES OF TRANSACTIONS OR A SERIES OF TRANSACTIONS IN SECURITIES OF THE SAME ISSUE IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE PLAN PERIOD.

THIS SCHEDULE INCORPORATES ALL DISCLOSURES REQUIRED BY THE DEPARTMENT OF LABOR FOR ASSETS PURCHASED OR SOLD WITHIN THE PERIOD.

* IDENTIFIED AS A PARTY-IN-INTEREST TO THE PLAN.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Blockbuster Entertainment
                                           Retirement and Savings Plan



                                           /s/ Michael R. Carpenter
                                           ------------------------
                                           Michael R. Carpenter
                                           Vice President,
                                           Corporate Controller
                                           Blockbuster Entertainment Group,
                                           A Division of Viacom, Inc.